Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE

(in thousands, except per share data)

Average common shares used in computing (loss) per common and common equivalent share were as follows:

	Three months ended June 30,		Nine months ended June 30,
	2013	2012	2013	2012
Average common shares issued	4,029	4,029	4,029	4,029

Net (loss) to common stockholders	$(349)	$(629)	$(1,497)	$(853)

Basic and diluted (loss) per common share	$(0.08)	$(0.16)	$(0.37)	$(0.21)